UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VIANT TECHNOLOGY INC.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

92557A101

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92557A101	13G	Page 2 of 5 pages

1.	NAME OF REPORTING PERSON Capital V LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 28,451,103(1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 28,451,103(1)(2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,451,103(1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 66.0% of Class A common stock (46.1% of outstanding common stock and voting power)(3)(4)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Represents shares of Class B common stock, par value $0.001 per share (“Class B common stock”), of Viant Technology Inc. (the “Issuer”) held directly by Capital V LLC (“Capital V”). Each of Tim Vanderhook, Chris Vanderhook and Russ Vanderhook holds a one-third interest in Capital V. Voting and investment decisions by Capital V require approval of a majority-in-interest of the members of Capital V and accordingly no individual has voting or investment control over the shares held by Capital V.

(2)

Pursuant to the Second Amended and Restated Limited Liability Company Agreement of Viant Technology LLC, dated as of February 9, 2021 (the “Viant Technology LLC Agreement”) and an exchange policy adopted by Viant Technology LLC, holders of Class B common stock may surrender Class B Common Units of Viant Technology LLC (“Class B Units”), along with an equivalent number of shares of Class B common stock, to the Issuer (the Managing Member of Viant Technology LLC) or Viant Technology LLC in exchange for an equivalent number of shares of the Issuer’s Class A common stock, par value $0.001 per share (“Class A common stock”) or, at the Issuer’s election, for cash. Each share of Class A common stock and Class B common stock is entitled to one vote.

(3)

Percent of Class A common stock is calculated based on a denominator of 43,094,901, consisting of (i) 14,643,798 shares of Class A common stock outstanding as of December 31, 2022 and (ii) an additional 28,451,103 shares of Class A common stock, which assumes the surrender of all shares of Class B common stock and Class B Units held by Capital V as of December 31, 2022 for an equivalent number of shares of Class A common stock pursuant to the Viant Technology LLC Agreement and Viant Technology LLC’s exchange policy, and deemed as outstanding Class A common stock for purposes of computing this percentage in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended.

(4)

Percent of outstanding common stock and voting power is calculated based on a denominator of 61,726,058, consisting of (i) 14,643,798 shares of Class A common stock and (ii) 47,082,260 shares of Class B common stock, in each case outstanding as of December 31, 2022.

CUSIP No. 92557A101	13G	Page 4 of 5 pages

Item 1(a).	Name of Issuer: Viant Technology Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2722 Michelson Drive, Suite 100

Irvine, California 92612

Item 2(a).	Name of Person Filing: Capital V LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:

2722 Michelson Drive, Suite 100

Irvine, California 92612

Item 2(c).	Citizenship: California

Item 2(d).	Title of Class of Securities: Class A common stock, par value $0.001 per share

Item 2(e).	CUSIP Number: 92557A101

Item 3.	Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

28,451,103

(b)	Percent of class:

66.0% of Class A common stock (46.1% of outstanding common stock and voting power)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

28,451,103

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

28,451,103

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

CUSIP No. 92557A101	13G	Page 5 of 5 pages

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of a Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. 92557A101	13G	Page 5 of 1 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Capital V LLC

By:	/s/ Timothy Vanderhook
Name:	Timothy Vanderhook
Title:	Member